SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September, 2003

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

   News Release

For Immediate Release

Bell Canada and Nortel Networks to accelerate availability of new multimedia and IP telephony services for Canadians

Canada’s two leading communications and networking companies make joint commitment to further Canada’s communications leadership and plan to:

■	Develop and deliver leading-edge IP-based voice and multimedia services to Canadians
■	Create Bell Canada — Nortel Networks Innovation Centre

(Ottawa, ON) September 8, 2003 — Bell Canada, in conjunction with Aliant and Bell West, today announced that it is teaming up with Nortel Networks*[NYSE/TSX: NT] to build Canada’s most advanced Next Generation Network (NGN) based on Internet Protocol (IP). Through a comprehensive agreement with Nortel Networks that includes a joint research and development initiative, Bell Canada will deliver to Canadians the latest IP telephony and multimedia applications and services, providing simplified communications that increase customers’ functionality, mobility and productivity.

“IP telephony will fundamentally alter the way people communicate with one another over our network, with the same impact that the Internet itself has had,” said Michael Sabia, Chief Executive Officer of BCE and Bell Canada. “Bell’s Next Generation Network is a key building block in our drive to create and deliver simplicity for our customers. It represents a “One Network” approach to the development and delivery of services; a platform for innovation within Bell; and a gateway to simplicity for our customers.”

Initially, Bell Canada plans to invest CDN$200 million (approximately US$146 million) over three years in Nortel Networks technology to provide new services to its large enterprise customers. Bell also intends to expand this new infrastructure to enable the delivery of Next Generation services to its small and medium business customers. The company will be able to move to new network infrastructure in a cost efficient manner because its current systems are built on Nortel Networks digital switching technology. The Next Generation Voice over Internet Protocol (VoIP) and Multimedia Network is easily integrated with little or no displacement of existing technologies. Because of Bell Canada’s past network planning initiatives, the move to IP is evolutionary as opposed to a totally new network implementation.

“Today’s announcement is consistent with Nortel Networks global vision of transforming networks, eliminating boundaries, and enriching communications,” said Frank Dunn, president and Chief Executive Officer, Nortel Networks. “We are on the edge of a new era in telecommunications – one in which the superior delivery of integrated voice, video, and data dramatically enhances how, when and where people communicate with full mobility. With our VoIP and multimedia technology, making a video call, sharing electronic documents, and sending text messages come together in one environment with ease. For enterprises and employees, work becomes a thing to do, not a place to go.”

Bell Canada and Nortel Networks Innovation Centre
Bell and Nortel Networks plan to create an Innovation Centre in Ottawa focused on creating new services based on IP Telephony and multimedia standards, while working with third parties to address compatibility issues and increase the speed to market for new applications. Bell also plans several associated research and development satellite labs in Quebec, Ontario and in areas served by Aliant, which are also part of the Next Generation Network Program.

The Innovation Centre will initially focus on new voice and multimedia applications over both wireline and wireless facilities. Specifically, the service will be designed for a “hosted” IP network infrastructure. “Hosted” means customers will be given a complete one-stop package by Bell. Bell will build and manage the new network, relieving its customers of any concern over capital investment or technology issues.

“The Internet has become the great enabler of the new, knowledge-based economy and a powerful force behind the accelerating pace of change and innovation within the Canadian telecommunications sector and around the world,” added Mr. Sabia. “IP Telephony is the new frontier for the industry and Bell and Nortel Networks have been here before. We have worked together for many years on the introduction of virtually every generation of technology, from dial to digital, helping Canada earn and keep its leading position in communications. This is all about innovation and leadership, about investing in our collective future.”

The new Innovation Centre will complement and extend the work of Bell’s iTechCentre, a CDN$50 million lab established in 2001 to test new IP-based technologies and services.

Converged Networks
IP Telephony is a technology that transports voice, video and data applications on a single communications infrastructure so that users can communicate with one another from anywhere, at any time, using a variety of wired and wireless devices. Traditionally, separate networks have been used to provide voice, data and video services, each requiring separate access devices.

Bell is one of the first major service providers in the world to launch a focused initiative to accelerate the delivery of the latest hosted IP telephony and multimedia services. Nortel Networks Multimedia Communication Server (MCS) 5200 (formerly known as the Interactive Multimedia Server or IMS) is key to the delivery of services. As a Session Initiation Protocol (SIP)-based media server, it leverages an open, standards-based architecture, enabling service providers to offer advanced multimedia and collaboration applications to their business and consumer customers.

With the new IP-based network, Bell customers will be able to enjoy all of the telephone features and services they currently have, as well as:

—	Instant Video Calling: initiate a video or voice call without pre-arranged conferencing facilities;
—	Hot Desking: mobile workers can establish an instant workspace equipped with their phone numbers and calling preferences;
—	Unified Messaging: the ability to receive voice mail, email and fax messages anytime and anywhere, through one device;
—	Single Directory: simple access to information for personal and business contacts; and
—	Collaboration Tools: applications that let individuals work collaboratively as a team, whatever their location.

Bell also plans to deploy Nortel Networks Succession* Communication Server 2000. A “Superclass” softswitch, Succession Communication Server 2000 will position Bell to fully evolve to a VoIP infrastructure, while maintaining carrier-grade reliability, security, and scalability.

Bringing IP Telephony to Canadian
The initial commercial service availability is scheduled for mid-2004 and will include hosted VoIP and multimedia services for businesses with private or managed networks. Large organizations will be able to migrate to hosted IP Telephony solutions as their needs demand and capabilities allow. New capabilities to be offered include:

—	Greater control over communication services using self-service tools;
—	Easier and more efficient moves, adds, and changes of telecommunications equipment;
—	Increased mobility and collaboration capabilities for improved end-user productivity; and
—	Improved communication with customers, partners, and suppliers using advanced multimedia and IP Telephony applications.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. [NYSE/TSX: BCE]. For more information please visit www.bell.ca.

About Aliant
From its home base in Atlantic Canada, Aliant delivers a wide variety of innovative and traditional communications services, including local and long-distance telephony, wireless, Internet, e-commerce, interactive multimedia, data and managed network services, to more than two million consumers and over 80,000 enterprises. Aliant complements its industry-leading telecommunications business with strengths in advanced systems and technology solutions, mobile and remote communications, and knowledge-services applications. The company’s more than 9,600 employees build on Aliant’s 100-plus year history by collaborating to deliver the highest quality of customer service, choice and convenience. Aliant is a TSX 100 company with a market capitalization of approximately $4 billion. More information about Aliant (TSX:AIT) may be found by visiting www.aliant.ca.

About Bell West
Bell West delivers a suite of advanced fibre-based data and IP services, as well as a full spectrum of local and long distance voice services to Western businesses. Jointly owned by Bell Canada (60%) and Manitoba Telecom Services (40%), the company has offices in Calgary, Edmonton and Vancouver. For more information visit www.bellwesternbusiness.ca.

About Nortel Networks
Nortel Networks is an industry leader and innovator focused on transforming how the world communicates and exchanges information. The Company is supplying its service provider and enterprise customers with communications technology and infrastructure to enable valued-added IP data, voice and multimedia services spanning Wireless Networks, Wireline Networks, Enterprise Networks and Optical Networks. As a global company, Nortel Networks does business in more than 150 countries. More information about Nortel can be found on the web at www.nortelnetworks.com

Caution Concerning Forward-Looking Statements
Certain statements made in this press release by Bell Canada and certain of its subsidiaries are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ materially from current expectations include, among other things: the ability to deploy new technologies and rapidly offer new products and services (such as IP telephony and multimedia applications and services) and achieve market acceptance thereof; the level of consumer confidence and spending; the level of demand, including in particular by the business sector, and prices, for products and services; general economic and market conditions; the impact of rapid technological and market changes; the uncertainties of the Internet; the availability and cost of capital required to fund capital expenditures; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings; and the intensity of competitive activity from both traditional and new competitors, and its resulting impact on the ability to retain existing, and attract new, customers. For additional information with respect to certain of these and other factors, refer to the 2003 Second Quarter Shareholder Report dated July 29, 2003 filed by Bell Canada with the United States Securities and Exchange Commission, under Form 6-K, and with the Canadian securities regulatory authorities. Bell Canada disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the industry adjustment; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring actions compared to the estimated costs of such actions; fluctuations in operating results and general industry, economic and market conditions and growth rates; the ability to recruit and retain qualified employees; fluctuations in cash flow, the level of outstanding debt and debt ratings; the ability to meet financial covenants contained in our credit agreements; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of rationalization in the telecommunications industry; the dependence on new product development; the uncertainties of the Internet; the impact of the credit risks of our customers and the impact of customer financing and commitments; stock market volatility; the entrance into an increased number of supply and outsourcing contracts which contain delivery and installation provisions, which, if not met, could result in the payment of substantial penalties or liquidated damages; the ability to obtain timely, adequate and reasonably priced component parts from suppliers and internal manufacturing capacity; the impact of our asset and liability review; the future success of our strategic alliances; and the adverse resolution of litigation. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*Nortel Networks, the Nortel Networks logo, the Globemark and Succession are trademarks of Nortel Networks.

For more information, please contact:

For Bell Canada:	For Nortel Networks:
Andrew Cole	Ann Fuller
(416) 524-2161	(613) 768-1208
andrew.cole@bell.ca	afuller@nortelnetworks.com

For Aliant:	For Bell West:
Isabelle Robinson	Gina Gottenberg
(866) 694-6762	(403) 410-4221
isabelle.robinson@aliant.ca	gina.gottenberg@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: September 8, 2003